Disability Access Corporation
Exhibit A

Balance due to PTS 12/31/09	$ 611,183
Payments made	(10,000)
Interest Adjustment	2,005

Balance due 2/23/10	$ 603,188	Payable assigned to Peter Chin - no gain or loss

Debenture and accrued interest payable to third party -
debt assumed by PTS	$ 141,606	Gain recorded

PTS advances to Disability Access Corporation -
balance at 12/31/09 and 2/23/10 - foregiven by PTS	$ 2,141	Gain recorded

Disability Access Corporation advances to PTS, balance 12/31/09	$ 185,992
Interest Adjustment	(8,199)

Balance due 2/23/10, forgiven by Disability Access Corporation	$ 177,793	Loss recorded